FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]        Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]        No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on October 31, 2005, announcing its acquisition of two new Panamax dry bulk carriers.

Exhibit 1
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                                       Corporate Contact:
                                       Ioannis Zafirakis
                                       Director and Vice-President
                                       Telephone: + 30-210-947-0100
                                       E-mail: izafirakis@dianashippinginc.com

For Immediate Release
---------------------

                                       Investor and Media Relations:
                                       Edward Nebb
                                       Euro RSCG Magnet
                                       Telephone: + 1-212-367-6848
                                       E-mail: ed.nebb@eurorscg.com


              DIANA SHIPPING INC. ANNOUNCES TWO VESSEL ACQUISITIONS

ATHENS, GREECE, October 31, 2005 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today announced that it has agreed to purchase two Panamax dry bulk carriers, the sister vessels M/V CMB Philippe and Hull H1307A. The M/V CMB Philippe of 74,500 dwt, built by Hudong Shipyard in August 2004, has a purchase price of $39.0 million and is expected to be delivered in November 2005. Hull No. H1307A of 74,500 dwt, currently under construction by Hudong Shipyard, has a purchase price of $42.0 million and is expected to be delivered in March 2006. The vessels will be chartered to Bocimar International nv, Antwerp, Belgium, for 11 to 13 months at $21,000 per day gross, commencing from their respective dates of delivery to Diana Shipping Inc.

Upon completion of these purchases, as well as the previously announced acquisition of the Panamax dry bulk carrier M/V Bolina (to be renamed Thetis), the Company's fleet will consist of 12 Panamax dry bulk carriers and one Capesize dry bulk carrier. Based on these acquisitions and their delivery schedules, the Company's fixed employment coverage for 2006 will increase to 44% from 30%. The expected time charter equivalent rate of the vessels with fixed employment will average approximately $27,000 gross per day.

About the Company
-----------------

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements
---------------------------------------------------------

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                     # # #

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                               DIANA SHIPPING INC.
                                  (registrant)




Dated:  November 1, 2005                         By:  /s/ Anastassis Margaronis
                                                      --------------------------
                                                      Anastassis Margaronis
                                                      President










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